Father Time Inc.

3700 Massachusetts Ave NW

Suite 110

Washington, DC 20016

April 21, 2020

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Father Time Inc. (Securities Act File No. 333-231875 Request for Withdrawal on Form AW

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Company’s Amendment No. 6 to Form S-1/A filed on April 17, 2020 with respect to Changes in stock issued by the Company and acquisition of gaming an e-commerce technologies. The post effective amendment was incorrectly filed on Form S-1/A and is being refiled properly using the correct format.

Accordingly, we request that the Commission issue an order granting withdrawal of the Amendment effective as of the date first set forth above or at the earliest practicable date hereafter.

Should you have any questions regarding this matter, please contact me or, in my absence, Robert Waligunda at (571) 277-3506.

Very truly yours,

Father Time

By:	/s/ Trevor Doerksen
Trevor Doerksen
Chief Executive Officer, Chief Financial Officer, Dire tor